1(212) 318-6039 kevinlogue@paulhastings.com 1(212) 318-6493 johnnowak@paulhastings.com June 1, 2020 BY FEDERAL EXPRESS AND EMAIL Rochelle R. Dobbs, Chair of the Board Michael G. Lubin, General Counsel and Secretary Front Yard Residential Corporation c/o Altisource Asset Management Corporation 5100 Tamarind Reef Christiansted, United States Virgin Islands 00820 Re: Shareholder Request for Information from Front Yard Residential Corporation, a Maryland Corporation Dear Ms. Dobbs and Mr. Lubin: As you are aware, our firm represents Altisource Portfolio Solutions S.A. (“Altisource”), the holder of more than 5% of the outstanding common stock of Front Yard Residential Corporation (“RESI” or the “Company”). We are writing in connection with the upcoming annual shareholder meeting. We understand that a record date of June 3rd has been set for a planned meeting on June 22nd. We have significant concerns that RESI has not complied with its obligations pursuant to Rule 14a-13 in connection with that meeting. Specifically, we understand that RESI initiated the brokers’ search on May 6, 2020 and this did not comply with the rule’s requirement to initiate the search at least 20 business days prior to the record date. Given the potential violation and its impact on shareholder rights, we have notified the New York Stock Exchange and Securities and Exchange Commission to express our concerns about an apparent failure to comply with the rule. We also question the decision to schedule the annual meeting on June 22nd, a mere 19 days following the record date, which blatantly disregards the New York Stock Exchange’s recommendation “that a minimum of 30 days be allowed between the record and meeting dates so as to give ample time for the solicitation of proxies.” (Listed Company Manual, §401.03). In light of this timing, and the fact that difficulties and delays due to COVID-19 disruptions will likely interfere with the timely delivery of printed proxy materials, it is clear that many shareholders will not have sufficient time to fully review and evaluate the Company’s director slate nominated for election at the meeting. As a practical matter, the Company at best will have 14 days prior the meeting date to commence and complete the mailing to street name holders and it is likely many shareholders will have less than a week to review the proxy materials. As a governance matter, we do not understand how shareholders benefit from the scheduling of a fast-tracked annual meeting, particularly given the recent, abrupt, unexpected and unexplained decision to terminate RESI’s shareholder-approved merger with Amherst Residential LLC. All-in-all, we are concerned that RESI embarked on the fast-tracked meeting to avoid the restart of the advance notice provisions of its Bylaws, which can only be viewed as an effort to entrench the board of directors in office in the face of the unexpected and unexplained decision to terminate the merger that would have achieved a sale of the company at a premium and avoided the substantial decline in value suffered by the RESI shareholders following the termination of the merger. These actions unreasonably and discriminatorily impact a dissenting shareholder’s ability to contest the election of RESI’s nominees with a competing slate of nominees and/or submit shareholder proposals and will suppress shareholder

June 1, 2020 Page 2 participation in the annual meeting. Please be advised that Altisource is prepared to take action to protect shareholder value, resist the imposition of impediments on important shareholder rights and preserve the shareholder franchise during this annual meeting process. Sincerely, /s/ Kevin Logue Kevin Logue /s/ John Nowak John Nowak for PAUL HASTINGS LLP KL/JN